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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          DELAWARE OTSEGO CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          DELAWARE OTSEGO CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                         COMMON STOCK, $.125 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  246244 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             NATHAN R. FENNO, ESQ.
                             VICE PRESIDENT -- LAW,
                         GENERAL COUNSEL AND SECRETARY
                          DELAWARE OTSEGO CORPORATION
                               1 RAILROAD AVENUE
                             COOPERSTOWN, NY 13326
                                  607-547-2555
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:
                            STEVEN J. GLUSBAND, ESQ.
                           CARTER, LEDYARD & MILBURN
                                 2 WALL STREET
                            NEW YORK, NEW YORK 10005
                                 (212) 732-3200

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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates to an offer by CSX Corporation, a Virginia corporation ("CSX"), Norfolk Southern Corporation, a Virginia corporation ("NSC"), and Walter G. Rich ("Mr. Rich") to purchase all of the Shares (as defined below) of Delaware Otsego Corporation, a New York corporation ("DOC"), through DOCP Acquisition LLC, a New York limited liability company ("Purchaser") formed by CSX, NSC and Mr. Rich, who is the President and Chief Executive Officer of DOC.

ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is Delaware Otsego Corporation. The address of the principal executive offices of DOC is 1 Railroad Avenue, Cooperstown, New York 13326. The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, par value $0.125 per share of DOC (the "Shares").

ITEM 2.  OFFER OF THE BIDDER

     This Schedule 14D-9 relates to the tender offer (the "Offer") disclosed in the Schedule 14D-1, dated August 22, 1997 (as amended or supplemented, the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "SEC") by CSX, NSC, Mr. Rich and Purchaser, with respect to the Offer by Purchaser, on behalf of CSX, NSC and Mr. Rich, to purchase all outstanding Shares at a price of $22.00 per Share, net to the seller in cash (the "Offer Price"), without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated August 22, 1997 (the "Offer to Purchase"), a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9. The principal executive offices of CSX are located at One James Center, 901 E. Cary Street, Richmond, VA 23219, the principal executive offices of NSC are located at Three Commercial Place, Norfolk, VA 23510-2191, the business address of Mr. Rich is 1 Railroad Avenue, Cooperstown, NY 13326, and the principal executive offices of Purchaser are located at 1 Railroad Avenue, Cooperstown, NY 13326.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated August 17, 1997 (the "Merger Agreement") by and among DOC, CSX, NSC and Mr. Rich. A copy of the Merger Agreement is filed as Exhibit (c) (1) to this
Schedule 14D-9, and is hereby incorporated herein by reference. The Merger Agreement provides that, among other things, as promptly as practicable after the satisfaction of the conditions set forth in the Merger Agreement, and in accordance with the Business Corporation Law of the State of New York (the "New York Law"), a corporate subsidiary of Purchaser to be organized prior to the Merger ("Buyer") will be merged with and into DOC (the "Merger"). As a result of the Merger, the separate existence of Buyer will cease and DOC will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Purchaser. At the time when the Merger shall become effective (the "Effective Time"), each Share issued and outstanding immediately prior thereto (other than Shares held by DOC or its subsidiaries, or owned by Purchaser or its subsidiary, and other than Shares as to which appraisal rights are perfected under the New York Law), will be converted into the right to receive an amount in cash equal to the Offer Price, without interest. At the Effective Time, each outstanding employee stock option to purchase Shares ("Stock Option"), whether or not then exercisable, other than any Stock Options held by DOC or any of its subsidiaries or owned by Purchaser or its subsidiary, will be canceled, and the holder thereof will be entitled to receive, in full consideration therefor from the Surviving Corporation, cash in an amount equal to the product of (a) the difference between the Offer Price and the per share exercise price thereof, and (b) the number of Shares subject to such Stock Option. In addition, each share of common stock, par value $1.00 per share, of Buyer issued and outstanding immediately prior to the Effective Time (the "Buyer Capital Stock") shall be converted into and become one share of a class of capital stock of the Surviving Corporation with the same rights, powers and privileges as the share of Buyer Capital Stock so converted, and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.
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ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and business address of DOC, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to DOC in this Schedule 14D-9 are to DOC and its subsidiaries, viewed as a single entity.

     (b) The following are the material contracts, agreements, arrangements or understandings, and actual or potential conflicts of interest, between DOC or its affiliates and (i) certain of DOC's executive officers, directors or affiliates or (ii) CSX, NSC, Mr. Rich and Purchaser and their respective executive officers, directors or affiliates.

     Employment Agreements and Change in Control Agreements

     DOC is party to an employment agreement with Mr. Rich dated June 3, 1995, as amended July 14, 1997 (the "Rich Agreement"). Under the Rich Agreement, DOC employs Mr. Rich as its President and Chief Executive Officer for a term of five years ending June 3, 2000 at a minimum annual compensation of $187,000 (which was reduced with the consent of Mr. Rich in 1996 to $176,906) and which may be increased during the term of the Rich Agreement at the discretion of the Board of Directors of DOC (the "DOC Board"). Under the terms of the Rich Agreement, Mr. Rich is also entitled to insurance coverage under DOC's group life and health insurance plans. The Rich Agreement may be terminated prior to its expiration at the election of Mr. Rich or DOC (such election must be evidenced by written notice), if DOC experiences a Change of Control (as defined below). Upon the giving of such termination notice (regardless of which party gives such notice), DOC must pay Mr. Rich, subject to possible adjustments for income tax effects, 2.99 times the highest annual cash compensation (consisting solely of salary and bonus) paid to Mr. Rich during any calendar year in each of the three calendar years immediately prior to the Change of Control, and continue to provide to him for a period of 2.99 years after such termination certain benefits provided to him prior to his termination. "Change of Control" is defined, under the terms of the Rich Agreement, as (i) any change of control required to be reported to the SEC in a Form 8-K Report, unless less than 40% of DOC's outstanding voting securities are acquired, or (ii) the sale of all or substantially all of DOC's assets. The Rich Agreement has been filed as part of Exhibit (c)(2) to this Schedule 14D-9 and is hereby incorporated herein by reference. The Offer and Merger would constitute a Change of Control for purposes of the Rich Agreement. However, Mr. Rich has advised DOC that he does not expect to give or receive such termination notice, consistent with the arrangements regarding his continuing employment with the Surviving Corporation following the Merger. See " -- Interests of Certain Persons in the Merger."

     DOC also has employment agreements (collectively, the "Employment Agreements") with each of C. David Soule ("Soule"), Gordon R. Fuller ("Fuller"), Paul Garber ("Garber"), Nathan R. Fenno ("Fenno") and William B. Blatter ("Blatter") (collectively, the "Employees," and each also referred to as an "Employee"), pursuant to which the Employees are employed as Executive Vice President, Executive Vice President, Vice President Marketing & Sales, Vice President-Law, General Counsel & Secretary, and Senior Vice President & Chief Financial Officer, respectively, for five year terms ending June 3, 2000, February 1, 2001, June 3, 1999, June 3, 2000 and June 25, 1999, respectively, at minimum annual salaries of $125,000, $145,000, $100,000, $90,000 and $100,000,
respectively. The Employment Agreements allow for increases in the Employees' compensation by the DOC Board from time to time, coverage under DOC's group life and health insurance plans, and full compensation during any period of long-term disability for the duration of the Employment Agreements. They also grant DOC or each of the Employees termination rights in the event of a Change of Control of DOC (defined as in the Rich Agreement), in which event DOC is required to pay
(i) with respect to Fuller and Garber, a sum equal to each of such Employee's then current annual salary multiplied by the remaining term of his Employment Agreement, and (ii) with respect to Soule, Fenno and Blatter, subject to possible adjustments for income tax effects, 2.99 times the highest annual cash compensation (consisting solely of salary and bonus) paid to each of such Employees during any calendar year in each of the three calendar years immediately prior to the Change of Control, and must continue to provide each of such Employees for a period of 2.99 years after such termination with certain benefits provided to them prior to their termination. The Employment Agreements have been filed as part of Exhibit (c)(2) to this Schedule 14D-9 and are hereby incorporated herein by reference. The Offer and the Merger would constitute

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a Change of Control for purposes of the Employment Agreements. It is currently unknown whether any termination rights under the Employment Agreements will be exercised.

     DOC and certain of its subsidiaries have also entered into change in control agreements (collectively, the "Change in Control Agreements"), each dated June 9, 1997, with each of Richard J. Hensel ("Hensel"), Joseph G. Senchyshyn ("Senchyshyn"), William Bloomfield ("Bloomfield"), Robert Kurdock ("Kurdock"), William Matteson ("Matteson"), David Boyd ("Boyd") and Frank Quattrocchi ("Quattrocchi") (each also referred to as a "Beneficiary"). Under the terms of the Change in Control Agreements, in the event that the position of a Beneficiary is terminated as a result of a Change in Control of DOC and certain of its subsidiaries, such Beneficiary is entitled to (i) compensation, on a monthly basis, at the rate in effect at the date of such Change in Control, and such benefits as the Beneficiary was entitled to at the date of such Change in Control, until the earlier of (y) the Beneficiary obtaining other employment, or (z) a date two years after the date of such Change in Control (one year with respect to the Change in Control Agreements with Matteson and Quattrocchi); or
(ii) in the event that the Beneficiary obtains other employment within two years after the date of such Change in Control (one year with respect to Matteson and Quattrocchi at a rate lower than, or providing fewer benefits than the Beneficiary was entitled to under clause (i) above, such Beneficiary shall be entitled, on a monthly basis, to the shortfall of such compensation and additional benefits, until the earlier of (y) the date on which such shortfall in compensation and/or benefits is eliminated, or (z) two years after the date of the Change in Control. "Change in Control" is defined in the Change in Control Agreements as (i) any such change required to be reported to the SEC in a Form 8-K Report, unless less than 40% of DOC's outstanding voting securities are acquired, (ii) the sale of all or substantially all of DOC's assets, or
(iii) a merger, inclusion, business combination or other transaction of like nature. The Change in Control Agreements may be terminated by DOC or its subsidiaries in writing at any time for cause (which includes willful and continued failure by the Beneficiary to perform his duties after receiving at least one warning in writing, commission by the Beneficiary of a felony, or gross negligence or willful misconduct in the performance of the Beneficiary's duties that results in detriment to the employer). The Change in Control Agreements have been filed as Exhibit (c)(3) to this Schedule 14D-9 and are hereby incorporated herein by reference. The Offer and the Merger would constitute a Change in Control for purposes of the Change in Control Agreements. It is currently unknown whether any termination rights under the Change in Control Agreements will be exercised.

     The Merger Agreement

     The material terms of the Merger Agreement are summarized in the Offer to Purchase under the caption "Special Factors -- 9. The Merger Agreement and Related Agreements," which summary is hereby incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit (c)(1) to this Schedule 14D-9.

     Interests of Certain Persons in the Merger

     On August 17, 1997, CSX, NSC and Mr. Rich entered into a letter agreement (the "Letter Agreement") setting forth their understanding with respect to the acquisition of DOC. The Letter Agreement provides, among other things, (a) that CSX, NSC and Mr. Rich shall negotiate in good faith towards definitive documentation in connection with final arrangements with respect to the transaction along the lines described in the term sheet attached to their Proposal Letter to DOC dated August 8, 1997, as modified by the Merger Agreement (the "Term Sheet"), and (b) that in the event of a termination of the Merger Agreement, Mr. Rich shall not participate in any termination fee under the Merger Agreement, other than with respect to any arrangements which may exist respecting expenses. The material terms of the Term Sheet are summarized in the Offer to Purchase under the caption "Special Factors -- 9. The Merger Agreement and Related Agreements -- the Term Sheet," which summary is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Proposal Letter and Term Sheet, a copy of which has been filed as Exhibit (c)(7) to this Schedule 14D-9.

     Pursuant to the terms of DOC's 1987 and 1993 Stock Option Plans, DOC may grant Stock Options to its executive officers and other employees, and as of the date of the filing of this Schedule 14D-9, Stock Options

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to purchase an aggregate of 164,049 Shares have been granted. Under the terms of the Merger Agreement, at the Effective Time each Stock Option, whether or not exercisable, other than Stock Options held in the treasury of DOC or owned by Purchaser, shall be canceled and the holder thereof shall be entitled to receive cash in an amount equal to the difference between the Offer Price and the per share exercise price thereof, multiplied by the number of Shares subject to such Stock Option. All Stock Options currently held by DOC directors and executive officers of DOC are fully exercisable.

     Albert B. Aftoora ("Aftoora"), a DOC director whose term expires in 1999, is employed by CSX Transportation, Inc., a subsidiary of CSX, as Vice President-Corridor Development. On May 9, 1997, Aftoora requested and was granted a leave of absence from the DOC Board due to his assignment by CSX to a team of executives addressing issues related to the impact of the Conrail acquisition by CSX and NSC on other carriers, including DOC. Accordingly, Aftoora did not serve on the DOC Board or otherwise participate in the discussions or determinations made with respect to the Offer and the Merger.

     DOC owns 40% of the outstanding shares of, and provides administrative services to, The Toledo, Peoria and Western Railway Corporation ("TP&W"). Other shareholders representing 40% of the outstanding shares of TP&W, including Charles S. Brenner, a director of DOC, are, upon a change in control of DOC, contractually entitled to (i) require DOC to purchase those shareholders' shares of TP&W at a price determined through negotiation, subject to certain agreed upon limitations; and (ii) if the parties fail to agree upon a price within such limitations or DOC fails to acquire such shares of TP&W, then to cause the sale of all or a portion of the stock or assets of TP&W in one or a series of transactions for consideration at least sufficient to repay the TP&W's commercial debt, and shall be entitled to priority for return of their equity investment as to any remaining proceeds of such sale or sale(s). These described contractual rights may also, regardless of a change in control of DOC, be exercised at any time between November 2 and December 31 in the years 1999, 2000, 2001 and 2002. The Offer and the Merger would constitute a change in control for purposes of such arrangements.

     DOC acquired its 40% interest in TP&W on January 31, 1996. That purchase was made in connection with a restructuring of TP&W's outstanding debt. CSX was then a creditor of TP&W, with a claim asserted against TP&W for $5,200,000. In exchange for releasing its claim, CSX received a $1,000,000 interest-bearing promissory note from DOC, 100,000 Shares and 20% of the outstanding common shares of TP&W. CSX has certain governance rights with respect to TP&W, including the right to participation on its board of directors and the right to approve certain major decisions.

     DOC's subsidiary, The New York, Susquehanna and Western Railway Corporation ("NYS&W"), operates over approximately 180 miles of tracks owned by Consolidated Rail Corporation ("Conrail") pursuant to a Trackage Rights Agreement, which agreement contains provisions which might be construed as permitting termination of the agreement upon a change in control of NYS&W and/or DOC.

     It is anticipated that at least one of DOC's executive officers (Mr. Rich) will enter into an employment agreement with Purchaser. Although this employment agreement has not yet been finalized, the Term Sheet provides that, it will be for a term of three years, renewable automatically for successive one-year terms unless Purchaser gives written termination notice to Mr. Rich. Under the terms of the proposed employment agreement, Mr. Rich will be Chairman and CEO of the Surviving Corporation. Mr. Rich's salary and benefits are anticipated to remain at current levels. The Term Sheet has been filed as Exhibit (c)(7) to this
Schedule 14D-9. Purchaser anticipates creating a Management Incentive Bonus Program, which will provide cash bonuses to operating management upon achievement of certain financial targets.

     Mr. Rich and the other ongoing DOC management (which persons are to be determined by Mr. Rich) will receive commissions on certain asset dispositions, payable in cash at the rate of 7% of the gross consideration received by Purchaser. A more detailed description of such commissions can be found in the Offer to Purchase under the caption "Special Factors -- 9. The Merger Agreement and Related Agreements -- Certain Dispositions," which description is hereby incorporated herein by reference.

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  Indemnification

     The Restated Certificate of Incorporation of DOC (the "Certificate of Incorporation") provides that no DOC director shall be personally liable to DOC or its shareholders for damages for any breach of duty in such capacity unless a judgment establishes that such director's acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, that such director personally gained a financial profit or other advantage to which such director was not legally entitled, or that such director's acts caused him to be liable to DOC under Section 719 of the New York Law. The Certificate of Incorporation has been filed as Exhibit (c)(4) to this Schedule 14D-9 and is hereby incorporated herein by reference. In addition, Article XI of the Bylaws of DOC (the "Bylaws") provide in pertinent part that DOC shall indemnify (i) any person made a party to an action or proceeding by or in the right of DOC to procure a judgment in its favor, by reason of the fact that he, his testator or intestate, is or was a director, officer or employee of DOC, against the reasonable expenses actually and necessarily incurred by him in connection with the defense of such action and/or with an appeal therein, and (ii) any person made or threatened to be made a party to any action or proceeding, other than one by or in the right of DOC, which any director, officer or employee of DOC service in any capacity at the request of DOC by reason of the fact that he, his testator or intestate, is or was a director, officer or employee of DOC, or served such other corporation in any capacity, against judgment, fines, amounts paid in settlement and reasonable expenses actually and necessarily incurred as a result of such action. The Bylaws incorporate the restrictions on indemnification to or on behalf of a director or officer set forth in Section 721 of the New York Law. A copy of the Bylaws has been filed as Exhibit (c)(5) to this Schedule 14D-9 and is hereby incorporated by reference.

     Pursuant to the Merger Agreement, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing in favor or the current or former directors or officers of DOC (and its subsidiaries) will be assumed by the Surviving Corporation and the Surviving Corporation will, for a period of one year after the Effective Time, maintain the current policies of directors' and officers' liability insurance maintained by DOC (or comparable policies with terms not less advantageous to such directors and officers), but is not required to expend more than 150% of the current annualized payments paid by DOC for such insurance.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

RECOMMENDATION OF THE DOC BOARD

     The DOC Board has, by the vote of all directors present with one abstention (David B. Common), determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of DOC and the holders of Shares, (other than CSX and Mr. Rich), has approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommends that DOC shareholders accept the Offer and tender their Shares. David B. Common, a DOC director and Vice President of JP Morgan & Co., Inc. ("Morgan"), did not vote on the proposals respecting the Merger Agreement and the transactions contemplated thereby, because of his affiliation with Morgan, which has acted from time to time as NSC's financial adviser. Mr. Rich was not present at the meeting at which the vote on the Merger and the Merger Agreement was taken. As set forth in the Merger Agreement, subject to the terms and conditions thereof, Purchaser will purchase all outstanding Shares tendered prior to the expiration of the Offer if the conditions to the Offer have been satisfied (or waived).

     SHAREHOLDERS CONSIDERING NOT TENDERING THEIR SHARES IN ORDER TO WAIT FOR THE MERGER SHOULD NOTE THAT IF THE MINIMUM CONDITION OF THE OFFER IS NOT SATISFIED (THE VALID TENDER OF A NUMBER OF SHARES WHICH, TOGETHER WITH SHARES HELD BY MR. RICH, PURCHASER OR ITS SUBSIDIARY, OR TO BE CONTRIBUTED TO PURCHASER PURSUANT TO BINDING AGREEMENTS WHICH PURCHASER, IN ITS REASONABLE JUDGMENT, BELIEVES WILL BE PERFORMED, REPRESENTS 66 2/3% OF THE OUTSTANDING SHARES AS DESCRIBED IN THE OFFER TO PURCHASE), PURCHASER IS NOT OBLIGATED TO ACCEPT FOR PAYMENT, OR SUBJECT

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TO SEC RULES OR REGULATIONS PAY FOR, ANY SHARES AND CAN TERMINATE THE
OFFER. IN ADDITION, SHAREHOLDERS WHO DO NOT TENDER THEIR SHARES SHOULD NOTE THAT, EVEN IF THE MINIMUM CONDITION IS SATISFIED AND SHARES ARE PURCHASED IN ACCORDANCE WITH THE OFFER, THERE ARE ADDITIONAL CONDITIONS TO THE OBLIGATION OF PURCHASER TO EFFECT THE MERGER. IF THESE CONDITIONS ARE NOT SATISFIED OR WAIVED, THE MERGER MAY NOT BE COMPLETED, AND ANY SHARES NOT TENDERED WOULD REMAIN OUTSTANDING AND WOULD NOT RECEIVE THE OFFER PRICE. IN SUCH CIRCUMSTANCES, SHAREHOLDERS MIGHT BE UNABLE TO SELL THEIR SHARES OR TO DO SO ONLY AT A PRICE BELOW THE OFFER PRICE.

     Under the New York Law, the approval of the DOC Board and the affirmative vote of the holders of two-thirds of the outstanding Shares are required to approve the Merger. Accordingly, if after the Offer Purchaser and Mr. Rich hold at least two-thirds of the outstanding Shares, Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other shareholder. Under the New York Law, if Purchaser acquires pursuant to the Offer or otherwise at least 90% of the then outstanding Shares, Purchaser will be able to approve and adopt the Merger Agreement and effectuate the Merger without a vote of DOC's shareholders. If Purchaser does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise, and a vote of DOC's shareholders is required under New York Law, a longer period of time will be required to effect the Merger.

     The Merger Agreement may be terminated by Purchaser or DOC if the Merger shall not have been consummated by June 30, 1998. A copy of the press release issued by DOC announcing the execution of the Merger Agreement is filed as Exhibit (a)(2) to this Schedule 14D-9 and is hereby incorporated herein by reference.

BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION

     Background of the Offer: DOC operates a 500-mile regional railroad in New York, New Jersey and Pennsylvania, of which 180 miles consist of trackage rights over the lines of other railroads, including Conrail. DOC's rail lines have been integrated into a coordinated rail system which connects upstate New York with the northern New Jersey-New York City metropolitan area and provides rail service via two Class I carriers, through its connections with Conrail and the CP Rail System ("CP"). Additionally, pursuant to a Haulage Agreement with CP, DOC has direct access with the NSC rail system and other carriers in Buffalo, New York.

     DOC relies on, and its ability to compete is dependent upon, its rail connections with Conrail for a substantial portion of its rail traffic. This business mainly relates to freight traffic to the northern New Jersey and New York City metropolitan area. Revenue derived by DOC from CSX and NSC relating to freight traffic to the northern New Jersey-New York City metropolitan area amounted to (i) $9,800,000 and $7,700,000, respectively, in 1994, (ii)
$17,200,000 and $7,500,000, respectively, in 1995, (iii)$15,800,000 and
$6,300,000, respectively, in 1996, and (iv) $7,530,000 and $3,070,000, respectively, in the six months ended June 30, 1997. For 1994, 1995, 1996 and the six months ended June 30, 1997, DOC derived approximately 39%, 49%, 49% and 49% of its operating revenue from traffic hauled for a CSX subsidiary, and approximately 31%, 21%, 16% and 20% of its operating revenue from intermodal traffic interchanged with NSC's rail subsidiary.

     On October 15, 1996, CSX and Conrail announced plans to merge. Thereafter, NSC announced a competing tender offer to acquire ownership of Conrail. During February and March, 1997, as a result of public statements by governmental officials and others, it became apparent that the likely resolution of the competing offers to acquire Conrail would be a roughly equal division of Conrail between CSX and NSC. Although DOC's management was not able to predict the impact on DOC of the restructuring of the eastern U.S. railroad system, the DOC Board was concerned that DOC's future revenue base might be significantly impaired, and accordingly determined that it should explore all options for the future of DOC, including a possible sale or other transaction, and should retain an investment banking firm to such end.

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     One of such options was to seek "inclusion" in the proceeding before the
Surface Transportation Board (the "STB") regarding the application of CSX and NSC to acquire and control Conrail and thereby be acquired, by order of the STB, by some or all such carriers. The governing statute dictates that, in considering such application, the STB must consider "the effect on the public interest of including, or failing to include, other rail carriers in the area involved in the proposed transaction." DOC's wholly-owned subsidiary, NYS&W, is a rail carrier in the area involved in the proposed transaction involving Conrail. For NYS&W to be successful in a request to the STB that it be included in the Conrail transaction ("Inclusion"), it would be necessary for NYS&W to establish that (i) there is no other reasonable alternative for providing essential services, (ii) the facilities of the carrier to be included fit operationally into the new system, and (iii) Inclusion could be accomplished without endangering the operational or financial success of the new company. The STB's concern would be "preservation of essential services, not the survival of individual carriers. A service is essential if there is sufficient public need for the service and adequate alternative transportation is not available." As an alternative to Inclusion, an applicant may request that conditions, such as grants of trackage rights or other rights, be imposed in connection with approval of a control proceeding.

     With respect to such options, DOC's commerce counsel advised that the STB (and its predecessor, the Interstate Commerce Commission) has not considered or issued an order of Inclusion in the past 25 years. Additionally, DOC's commerce counsel has advised that the standards for granting Inclusion are difficult to show, and require submission of substantial documentary, economic and expert evidence. Counsel also advised that it is difficult, based on past precedent, to predict what value DOC should expect to receive in the event that Inclusion of NYS&W was ordered by the STB, noting that the determination of what would be "fair and reasonable" is heavily dependent on the individual circumstances involved.

     Based on the advice of counsel, DOC determined that it must be prepared to seek Inclusion and other conditions from the STB in the Conrail proceeding. However, given the relative financial strength of DOC, CSX and NSC, the financial burden that DOC would have to bear to prepare an application for inclusion and/or for conditions, the amount of time that would pass before any such application was finally determined, and the doubtful outcome of any such application, DOC determined that it would be in the interests of its shareholders to vigorously pursue alternative transactions.

     On March 12, 1997, members of the DOC Board and management interviewed several investment banking firms. Thereafter in March 1997, the DOC Board retained Smith Barney Inc. ("Smith Barney") to advise and represent DOC in a possible sale or other transaction. During the course of the next several months approximately 14 parties that were considered to have potential interest in a transaction with DOC were contacted. Of those 14 parties, six signed confidentiality agreements and received non-public information pertaining to DOC. Of the six, possible interest in a transaction with DOC as an entirety was expressed only by CSX and NSC jointly, and by one other party (the "Strategic Investor"). Additional confidential information regarding DOC's assets and operations was thereafter provided to CSX and NSC and to the Strategic Investor upon their request.

     Given the market performance of the Shares prior to March 1997, and based upon conversations with representatives of CSX, NSC and the Strategic Investor, DOC's management believed that the prospective purchasers considered the current market price of the Shares to be overvalued. In an effort to persuade them to consider a range of values, DOC's management prepared a "DOC Asset Valuation Package" as a negotiating tool. The valuation was based on data available to DOC's management, such as the purchase price of recently acquired land, the actual cost of improvements, and on the experience of DOC's management in disposing of rail lines which no longer operate. However, such analysis contained no adjustment for or consideration of (i) the income tax consequences of a sale of DOC's assets, (ii) the value that DOC could receive for its facilities from parties other than another railroad, (iii) the costs that DOC would incur in disposing of its assets, (iv) the expense, or likelihood of, obtaining regulatory approval to sell its railroad assets, (v) the amount of time that a disposition of assets would likely take, or (vi) the relatively few number of prospective buyers which had been identified.

     In preparing the DOC Asset Valuation Package, DOC's management set values for those of its rail unloading facilities that it believed could be of use to railroads based on the cost of property in the region and the actual cost of improvements located on those lands, without regard for depreciation. Certain contractual rights, including the existing revenues DOC receives from allowing public utilities and others to use its properties, were valued based on a capitalization of income. Using this DOC Asset Valuation Package, DOC's management proposed in negotiations that the underlying asset value of DOC was approximately $108 million after payment of debt.

     On May 5, 1997, during a regularly scheduled meeting, the Executive Committee of the DOC Board (the "Executive Committee") consisting of Messrs. Rich, Charles S. Brenner ("Brenner"), Niles F. Curtis ("Curtis"), Everett A. Gilmour ("Gilmour") and Robert L. Marcalus (Chairman of the Executive Committee) ("Marcalus"), reviewed the status of the discussions with CSX and NSC and with the Strategic Investor.

     On May 6, 1997, representatives of DOC's management and representatives of Smith Barney met with representatives of CSX and NSC to discuss CSX's and NSC's joint interest in a transaction with DOC.

     On May 9, 1997, Mr. Aftoora, a director of DOC and an officer of CSX Transportation, Inc., a CSX subsidiary, requested and was granted a leave of absence from the DOC Board as described above in Item 3 under the caption "Interests of Certain Persons in the Merger."

     On May 14, 1997, representatives of DOC and representatives of Smith Barney met with representatives of the Strategic Investor to discuss the Strategic Investor's interest in DOC.

     Representatives of DOC and Smith Barney again met with representatives of CSX and NSC on May 21, 1997 and met with representatives of the Strategic Investor on May 22, 1997 to review and discuss the possible acquisition of DOC by such parties.

     On June 4, 1997, Messrs. Rich and C. David Soule, Executive Vice President of DOC, met with John W. Snow, Chairman and CEO of CSX, and David R. Goode, Chairman and CEO of NSC, to discuss the potential of a transaction involving the three companies.

     On June 7, 1997, at a regularly scheduled meeting, the Executive Committee reviewed the status (summarized above) of the discussions with CSX and NSC and the Strategic Investor.

     On June 26, 1997, at a regularly scheduled meeting of the Executive Committee, Mr. Rich reported that the Strategic Investor was continuing to move forward with its due diligence. Mr. Rich also reported that CSX and NSC had informed him that they did not wish to control DOC, and that they might consider in general terms the possibility of providing financing in a transaction in which one or more members of DOC's management, including Mr. Rich, would buy DOC in a "market" transaction.

     On July 1, 1997, representatives of DOC met with representatives of CSX and NSC, the legal advisor to CSX, and Mr. Rich. CSX and NSC discussed in general terms the possibility of Mr. Rich (and possibly other members of management of DOC) acquiring DOC with financing from CSX and NSC. The potential conflict of interest that this created was discussed and it was determined that Mr. Rich would be kept apart from the other representatives of DOC in all matters regarding the proposed transaction.

     In May and July 1997, indications of interest were received from two parties with respect to the purchase of TPW. Both of these indications were predicated upon the purchase of all of the outstanding shares of TPW, the majority of which shares are not owned by DOC. As a result, the indications did not become the subject of subsequent negotiations.

     On July 10, 1997, at the request of the Strategic Investor, Messrs. Rich and Soule met with officers of the Strategic Investor to discuss the potential for and the structure of a possible transaction.

     On July 14, 1997, at a regularly scheduled meeting of the Executive Committee, Mr. Rich disclosed that he anticipated that an offer from CSX and NSC and himself would be received by the DOC Board within several days. It was determined that Mr. Rich would excuse himself from any DOC Board or Executive Committee meeting which considered any offer for an acquisition transaction involving DOC.

     During the early summer of 1997, the DOC Board determined that it would be in the best interest of DOC's shareholders if a firm offer from one of the prospective purchasers could be obtained in early August 1997 so that the DOC Board would have sufficient time to assess the offer or offers with its advisors and determine whether to accept such offer or offers prior to August 22, 1997. This was the final date established by the STB for it to receive descriptions of anticipated responsive applications to be filed in connection with the application of CSX and NSC to acquire and control Conrail. Based on the advice of counsel, the DOC Board determined that DOC should be prepared to seek Inclusion or other conditions from the STB in the Conrail proceeding in order to protect itself from the competitive effects of the CSX and NSC acquisition of Conrail. The DOC Board, having determined that a consensual transaction would likely be more favorable to shareholders, instructed Smith Barney and DOC's management to notify the prospective purchasers that they should submit their offers, if any, promptly.

     On August 4, 1997, representatives of the Strategic Investor toured DOC's properties and facilities in New Jersey. On August 5 and 6, 1997, representatives of the Strategic Investor met with Messrs. Soule and Fenno to conduct due diligence regarding the values and ownership of DOC's real property.

     During the evening of Friday, August 8, 1997, CSX, NSC and Mr. Rich delivered a written offer to the DOC Board to begin negotiations with respect to an acquisition of DOC, including a non-binding term sheet describing the potential structure for such a transaction involving the acquisition of all of the outstanding Shares at a price of $19.00 per Share. A copy of the Purchaser's letter dated August 8, 1997 (the "Proposal Letter") is filed as Exhibit (c)(7) to this Schedule 14D-9. The Proposal Letter provided that the offer contained therein would expire if the Proposal Letter were not executed by DOC prior to 5:00 p.m. on August 10. It also provided for exclusive negotiations between the parties until August 22, 1997, and for certain expense reimbursements. Later that evening, a confidential letter was sent to Mr. Gilmour, Chairman of the DOC Board, by the Strategic Investor outlining the basis upon which it might pursue the acquisition of DOC. The letter indicated that an offer would be subject to the satisfactory completion of its due diligence investigation and would be subject to various material conditions, including the receipt of certain regulatory approvals and the approval of the Board of Directors of the Strategic Investor. The letter indicated that the Strategic Investor would consider a bid consisting of both an initial payment at a price slightly lower than the offer made by CSX, NSC and Mr. Rich, and a contingent payment equal to 75% of the initial payment based on certain other conditions being fulfilled within one year of the transaction. Both payments would consist of cash and stock components having an equal value. Also in its letter, the Strategic Investor stated its belief that the retention of DOC's senior management, particularly Mr. Rich, would be important to a successful acquisition, and stated its intention that Mr. Rich would remain as CEO of NYS&W.

     On Saturday, August 9, 1997, a Special Meeting of the DOC Board was convened to review the sale process with DOC's legal and financial advisors. Present at such meeting were Mr. Blatter, Senior Vice President and Chief Financial Officer of DOC, Mr. Fenno, Vice President-Law, General Counsel and Secretary of DOC, the legal advisor to Mr. Rich and various legal advisors to DOC. Mr. Rich and his legal advisor presented the offer that was delivered to the DOC Board the prior evening. Mr. Rich and his legal advisor were then excused from the meeting. Representatives of Smith Barney then reviewed with the DOC Board the trading history of the Shares during the period from August 8, 1996 through August 7, 1997, and provided the DOC Board with certain financial data relating to comparable companies and to comparable transactions in the railroad industry. A summary description of those parties which had expressed an interest in acquiring DOC, including two parties that expressed an interest in acquiring TP&W, was also provided. The DOC Board also reviewed the Strategic Investor's letter of August 8, 1997, which was addressed to Mr. Gilmour.

     A representative from Carter, Ledyard & Milburn, DOC's corporate and securities counsel, then advised the members of the DOC Board on their fiduciary responsibilities and other legal issues arising from the receipt of the offer on August 8, 1997 from CSX, NSC and Mr. Rich. Representatives from Gollatz, Griffin & Ewing, P.C., DOC's railroad regulatory counsel, discussed the regulatory conditions relating to the Strategic Investor's preliminary proposal, the likelihood and timing of the resolution of those conditions, the alternative actions available to DOC of requesting Inclusion in the pending application of CSX and NSC to acquire

Conrail and the existing schedule that would affect the filings that DOC may consider making in the STB's Conrail proceeding.

     The DOC Board then appointed a Special Committee consisting of Messrs. Marcalus (Chairman), Brenner, Curtis and Gilmour for the purpose of conducting further discussions with CSX, NSC and Mr. Rich on the one hand, and the Strategic Investor, on the other hand, and for evaluating proposals received from, and conducting further discussions with, such parties. The DOC Board authorized the Special Committee to retain financial and legal advisors at DOC's expense.

     On Sunday, August 10, 1997, the DOC Board (without Mr. Rich) met by telephone conference. Also in attendance were its financial and legal advisors and Mr. Fenno. The DOC Board determined not to approve the Proposal Letter (which requested exclusivity) in order to continue discussions with the Strategic Investor aimed at reducing the contingency of its interest, as well as with any other interested parties which might contact DOC in light of the public disclosure of the Proposal Letter, and directed its financial advisors to continue to negotiate both with CSX, NSC, and Mr. Rich and with the Strategic Investor. The Proposal Letter was publicly disclosed on Monday, August 11, 1997.

     Also on that date, the DOC Board (without Mr. Rich) met by telephone conference call with its financial and legal advisors in attendance. Also in attendance was Mr. Fenno. Representatives of Smith Barney informed the DOC Board that representatives of the Strategic Investor had informed Smith Barney that certain of the regulatory conditions included in the Strategic Investor's letter of August 8, 1997, could be removed, but that management of the Strategic Investor did not yet have board authority to present a firm offer. Representatives from Smith Barney also reported on several phone conversations with representatives of the Strategic Investor wherein such representatives informed Smith Barney that the initial payment to DOC's shareholders might be structured so as not to contain the conditions contained in the Strategic Investor's August 8 letter. The DOC Board expressed concern about the contingent nature of the Strategic Investor's proposal. Smith Barney was directed to continue to work with the Strategic Investor to attempt to obtain a firm offer, and to negotiate a higher price with CSX, NSC and Mr. Rich.

     On Tuesday, August 12, 1997, the Special Committee met by conference call with its financial and legal advisors. Also in attendance were Messrs. Fenno and Soule. A representative of Smith Barney reported that representatives of the Strategic Investor had informed Smith Barney that a revised letter from the Strategic Investor would be submitted later that day, and that counsel for the Strategic Investor had been instructed to provide a draft of its legal documentation to DOC's legal advisor for review. The DOC's financial and legal advisors both reported that they had requested a higher offer in discussions with representatives of CSX, NSC and Mr. Rich, but that such an offer had not been made. The Special Committee determined to receive and review the legal documentation expected from the Strategic Investor prior to taking further action and instructed their advisors to do so.

     Also on August 12, the legal advisors to CSX, NSC and Mr. Rich submitted a proposed merger agreement to DOC's legal advisor. Later that day, the Strategic Investor delivered a second confidential letter to Mr. Gilmour that provided additional information with respect to the basis upon which it would be prepared to pursue discussions relating to the acquisition of DOC. The confidential letter, while it contained a slightly improved initial payment, continued to indicate that any offer would be subject to several material conditions and to the approval of the Strategic Investor's Board of Directors. The letter further indicated that management of the Strategic Investor could not assure Mr. Gilmour that its Board of Directors would necessarily follow its recommendation.

     On Wednesday, August 13, 1997, the DOC Board (without Mr. Rich) met by conference call with its financial and legal advisors in attendance. Also in attendance was Mr. Fenno. DOC's legal advisor and Mr. Fenno reported that they had received and were reviewing the legal documents submitted by CSX, NSC and Mr. Rich. A representative of Smith Barney reviewed with the DOC Board the August 12, 1997 letter of the Strategic Investor and indicated that such letter addressed some but not all of the contingencies previously raised with representatives of the Strategic Investor. The DOC Board was informed that representatives of the Strategic Investor had stated that the Strategic Investor could not provide a definitive offer at that time, since it had not completed its due diligence investigation. A representative of DOC's legal advisor discussed the tax implications of the structure of the transaction contained in the August 12, 1997 letter, particularly with respect to the current taxability of the proposed contingent payment portion of the consideration to be paid to DOC's shareholders. Smith Barney reported that discussions with the Strategic Investor were continuing and that they had informed the representatives of the Strategic Investor of the importance of obtaining an unconditional and firm offer in light of the relative firmness of the offer by CSX, NSC and Mr. Rich and the impending deadline in the Conrail transaction. The DOC Board was informed that a draft merger agreement from counsel for the Strategic Investor was expected on the following day and that a meeting would take place the following day to discuss the proposed agreement and the status of the discussions between the parties.

     On Thursday, August 14, 1997, DOC's legal advisor and Mr. Fenno met with the Strategic Investor's counsel to discuss the draft legal documents that had been submitted. It was determined that it was premature to discuss the legal documents in depth since the Strategic Investor had not completed its due diligence investigation. Mr. Fenno continued to assist the representatives of the Strategic Investor with their due diligence, particularly relating to identification and ownership of real property. Representatives of Smith Barney continued to have conversations with representatives of the Strategic Investor regarding the unresolved conditions to their proposal.

     Later in the afternoon of August 14, 1997, the DOC Board (without Mr. Rich) met by conference call with its financial and legal advisors. DOC's legal advisor noted that a class action suit had been commenced against DOC, each of the members of the DOC Board, CSX, NSC and Mr. Rich. DOC's legal advisor also reported on the meeting that had taken place earlier that afternoon with counsel for the Strategic Investor, noting that the Strategic Investor's proposal provided for a two-step merger that would require the vote of shareholders and the issuance to the Strategic Investor of an option to purchase an undetermined number of Shares at an undetermined price to discourage other proposals, and that the proposed agreement would limit the DOC Board's ability to consider any competing "Superior Offer" that may be submitted and to terminate the proposed merger agreement. A representative of Smith Barney reported that representatives of the Strategic Investor had informed Smith Barney that they would not have the authority to submit a firm proposal that week. Representatives of Smith Barney also reported that they had continued to request that CSX, NSC and Mr. Rich increase the price they would offer for each Share, but no increase had yet been made.

     On Friday, August 15, 1997, Mr. Fenno continued to provide the representatives of the Strategic Investor with assistance in their due diligence investigation. The Special Committee held several conference calls during the course of the day with DOC's financial and legal advisors and Messrs. Soule and Fenno to discuss the status of discussions with the Strategic Investor and with CSX, NSC and Mr. Rich. Representatives of Smith Barney reported that they had continued to request a higher per Share proposal from CSX, NSC and Mr. Rich but that they had not received a response to such request. DOC's legal counsel and Mr. Fenno reported on the terms of the proposed merger agreement that was presented on behalf of CSX, NSC and Mr. Rich. The Special Committee directed Smith Barney to continue to negotiate for a higher price from CSX, NSC and Mr. Rich and to be prepared to move quickly to finalize the process since it was unclear as to when or if a firm offer would be forthcoming from the Strategic Investor.

     On Saturday, August 16, 1997, the Special Committee met by conference call with DOC's financial and legal advisors. Also present were Messrs. Soule and Fenno. A representative of Smith Barney reported that CSX, NSC and Mr. Rich had not raised their proposed offer although they did indicate a willingness to consider a higher price. Mr. Fenno and DOC's legal advisor discussed certain issues relating to the break-up fee requested by CSX, NSC and Mr. Rich in the letter of August 8, 1997. A representative of Smith Barney indicated that representatives of the Strategic Investor had informed Smith Barney that it was unlikely that the Strategic Investor would present a firm offer that week, if at all. The Special Committee expressed concern over the length of time that the offer by CSX, NSC and Mr. Rich had been outstanding and the possibility that it could be withdrawn. The Special Committee directed Smith Barney to continue to negotiate for a higher price with CSX, NSC and Mr. Rich and to inform them that the DOC Board would convene a special meeting on Sunday night, August 17, 1997. The Special Committee instructed its legal advisor and Mr. Fenno to attempt to resolve any legal issues with the legal advisors for CSX, NSC and Mr. Rich.

     Later in the afternoon of Saturday, August 16, 1997, DOC's legal advisor met with the legal advisors to CSX and NSC. Mr. Fenno participated by telephone. During the course of the meeting, DOC's legal advisor and Mr. Fenno discussed and negotiated certain issues relating to the proposed merger agreement with CSX's and NSC's legal advisors and also informed them that the Special Committee requested a reduction in the termination fee from the $5,000,000 figure then proposed and the deletion of certain of the conditions to the closing of the merger. The advisors to CSX, NSC and Mr. Rich were also informed that the Special Committee did not believe it was appropriate for Mr. Rich to receive any portion of the termination fee if paid. Later that afternoon, the legal advisors to CSX and NSC advised DOC's legal advisor that their clients had agreed to all of the changes requested by the Special Committee, including the agreement among CSX, NSC and Mr. Rich that Mr. Rich would not participate in the termination fee if paid, other than a request for the deletion of one of the conditions to the closing of the tender offer, which condition would continue to be discussed.

     During the morning and afternoon of Sunday, August 17, 1997, telephone discussions continued between DOC's financial and legal advisors and representatives of CSX, NSC and Mr. Rich with respect to the remaining contractual issue and the price of the offer. At approximately 8:00 p.m., Eastern time, on Sunday, August 17, 1997, DOC's legal advisor was informed that the outstanding issue had been resolved and that the condition to the closing had been modified as had been requested.

     At approximately 8:30 p.m. on Sunday, August 17, 1997, a meeting of the DOC Board was convened. All of the directors of DOC were present except for Mr. Rich and Messrs. Gerald D. Groff, Richard Nasti and Harvey J. Polly, each of whom had previously indicated that they would be unable to attend. Also present at the meeting were Mr. Fenno, Vice President - Law, Secretary and General Counsel of DOC, Mr. Blatter, Senior Vice President and Chief Financial Officer of DOC, representatives of Smith Barney and DOC's legal advisor.

     Representatives of Smith Barney described the negotiations among the Special Committee and its advisors and representatives of CSX, NSC and Mr. Rich, on the one hand, and the representatives of the Strategic Investor, on the other hand. A representative of Smith Barney indicated that CSX, NSC and Mr. Rich had agreed to increase their proposal to $22.00 per Share and had informed Smith Barney that CSX, NSC and Mr. Rich were unwilling to increase their offer beyond that price. Smith Barney then reviewed with the DOC Board the sale process and the proposals received by interested parties, and made a financial presentation to the DOC Board with respect to the proposed Offer from CSX, NSC and Mr. Rich. Smith Barney noted that based on DOC's lack of profitability in recent years, DOC was not directly comparable to other companies with respect to certain financial analyses. Smith Barney then rendered to the DOC Board an oral opinion (subsequently confirmed by delivery of a written opinion dated August 17, 1997) to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the $22.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than CSX, NSC, Mr. Rich and their respective affiliates) was fair, from a financial point of view, to such holders.

     DOC's legal advisor then reviewed at length the activities of the Special Committee and its advisors since August 9, 1997, and described in detail the terms of the Merger Agreement and certain other legal matters, including the ability to terminate the Merger Agreement, under certain circumstances, in the event of a superior proposal.

     The members of the DOC Board then expressed their views with respect to the proposed Merger and the Special Committee and its advisors then responded to a series of questions. It was the consensus of the members of the DOC Board that extensive work had been done by the Special Committee with the assistance of DOC's financial and legal advisors, and that based on the presentations at the meeting, it would not be possible to obtain a better price from CSX, NSC and Mr. Rich or from any other potential buyer in the near term. Each of the members of the Special Committee expressed a similar view. The members of the Special Committee stated that they unanimously concluded that the transactions proposed by CSX, NSC and Mr. Rich were in the best interests of DOC and its shareholders.

     After further extensive discussion and deliberation, including consideration of the factors noted below under "-- Reasons for the Recommendation," the DOC Board approved the Merger Agreement and the transactions contemplated thereby. A motion to recommend approval of the Merger Agreement and the transactions contemplated thereby to the shareholders of DOC was made, seconded and unanimously carried by a vote of all those directors present and voting. Mr. Common expressed concurrence with the DOC Board's action but abstained from voting on the motion due to his employment with Morgan.

     Reasons for the Recommendation. As described above, the decision of the Special Committee of the DOC Board to approve, and recommend adoption and approval by DOC shareholders of, the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger, followed extensive discussions of the Special Committee, including those with its financial and legal advisors. Such decisions were based on deliberations which included a detailed review of DOC's business, results of operations and prospects, including the likelihood of effecting an alternative transaction, the ranges of values to DOC shareholders that might be achievable in an alternative transaction and the financial and other terms of the Merger. In connection with its approval and recommendation set forth above, the DOC Board considered a number of factors, including, but not limited to, the following:

          (i) historical information concerning DOC's business prospects, financial performance and condition, operations, management and competitive position;

          (ii) the financial condition, results of operations, business and strategic objectives of DOC, the risks involved in achieving those objectives, and DOC's capability in reaching those objectives;

          (iii) the performance of DOC on a historical basis and the prospects and risks of DOC going forward as a public company in light of the Conrail acquisition;

          (iv) the impact on DOC's business prospects, operations and financial condition, as well as on its customers and employees, of the proposed Offer and Merger;

          (v) current financial market conditions, historical market prices and trading information with respect to the common stock of DOC;

          (vi) a review of the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate DOC as a public company), the range of possible benefits and risks to DOC's shareholders of such alternatives and the timing and the likelihood of actually accomplishing any of such alternatives;

          (vii) the uncertainty of whether DOC would be successful in seeking Inclusion before the STB in its review of the acquisition of Conrail by CSX and NSC, and the uncertainty of the value which might result from any such Inclusion;

          (viii) the consideration to be received by DOC shareholders in the Offer and the Merger and a comparison of merger and acquisition transactions deemed to be comparable to the Offer and the Merger or otherwise relevant to the deliberations of the DOC Board;

          (ix) the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations;

          (x) the potential for other third parties, particularly other railroads, to acquire DOC;

          (xi) the opinion of Smith Barney dated August 17, 1997, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $22.00 per Share cash consideration to be received by holders of Shares (other than CSX, NSC, Mr. Rich and their respective affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of Smith Barney's written opinion dated August 17, 1997, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Smith Barney, is attached hereto as Annex A and is incorporated herein by reference. Smith Barney's opinion is directed to the DOC Board and relates only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of Shares (other than CSX, NSC, Mr. Rich and their respective affiliates), and is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender Shares pursuant to the Offer. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY;

          (xii) the fact that pursuant to the Merger Agreement, DOC is not prohibited from furnishing information or data relating to DOC and participating in negotiations with respect to an unsolicited Superior Proposal (as defined in the Merger Agreement) to acquire DOC in certain circumstances, and that DOC may, in certain circumstances, terminate the Merger Agreement and accept any such Superior Proposal subject to DOC's obligation to pay a termination fee as described in the Merger Agreement;

          (xiii) the relationship of the Offer Price to historical market prices of the Shares and to DOC's book value per Share, and the fact that the Offer Price of $22.00 per Share represented a premium of 6% over the sale price of the Shares on July 29, 1997 (the last trading day before the confirmation of discussions with CSX, NSC and Mr. Rich), a premium of approximately 18.9% over the average sale price of the Shares on July 15, 1997 (one month preceding confirmation of such discussions), a premium of approximately 31.3% over the average sale price of the Shares on May 15, 1997 (three months preceding confirmation of such discussions), and a premium of approximately 137% over the average sale price of the Shares on February 15, 1997 (six months preceding confirmation of such discussions);

          (xiv) the likelihood that the proposed acquisition would be consummated, including the experience, reputation and financial condition of CSX, NSC and Mr. Rich and the risks to DOC if the acquisition were not consummated; and

          (xv) the availability of appraisal rights in the Merger under the New York Law.

     In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the DOC Board did not find it practicable, and did not, quantify or otherwise attempt to assign relative weights to the factors it considered.

     IN LIGHT OF ALL THE FACTORS SET FORTH ABOVE, THE DOC BOARD HAS DETERMINED, WITH MR. RICH NOT PRESENT AND MR. COMMON ABSTAINING, THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR AND IN THE BEST INTERESTS OF THE HOLDERS OF THE SHARES (OTHER THAN CSX AND MR. RICH), HAS APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND RECOMMENDS THAT THE HOLDERS OF THE SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES THEREUNDER.

     SIX OF THE EIGHT MEMBERS OF THE BOARD WHO VOTED TO APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, AND ALL OF THE MEMBERS OF THE SPECIAL COMMITTEE, WERE NOT EMPLOYEES OF DOC OR ITS SUBSIDIARIES.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     DOC retained Smith Barney as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Smith Barney's engagement, DOC has agreed to pay Smith Barney for its services in connection with the Offer and the Merger an aggregate financial advisory fee equal to 1.2% of the total consideration (including liabilities assumed), payable in connection with the Offer and the Merger, but not less than $650,000. DOC currently estimates that the Smith Barney fee will be approximately $875,000. DOC has also agreed to reimburse Smith Barney for travel and other out-of-pocket expenses, including reasonable legal fees and expenses, and to indemnify Smith Barney and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Smith Barney's engagement. In the ordinary course of business, Smith Barney and its affiliates may actively trade or hold the securities of DOC, CSX and NSC for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     DOC has a Consulting Agreement with McKenna Management Corp. ("McKenna") with respect to DOC's operations and profit improvement. Pursuant to the terms of that agreement, if a sale of 40% or more of the Shares or DOC's assets is consummated, McKenna is entitled to receive a commission of 1% of the gross sale price applicable to DOC's shareholders. DOC currently estimates that the McKenna commission will be approximately $550,000.

     Neither DOC nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of DOC on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of DOC, for which services no additional compensation will be paid.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     During the past 60 days, no transactions in Shares have been effected by DOC or, to DOC's knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except that (i) on August 4, 1997 Richard A. White, a director of DOC, sold 5,000 shares of DOC, (ii) on July 30, 1997, Robert Kurdock, an officer of DOC, sold 426 Shares, (iii) on August 1, 1997, Joseph Senchyshyn, an officer of DOC, exercised a Stock Option and sold 698 Shares, and
(iv) on August 7, 1997, William Matteson, an officer of DOC, exercised a Stock Option and sold 3,358 Shares.

     To DOC's knowledge, all of DOC's executive officers and directors who own Shares currently intend to tender all of their Shares pursuant to the Offer (other than a portion of the Shares held by Mr. Rich which will be contributed to the Purchaser, and other than Shares, if any, held by an executive officer or director that, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Exchange Act).

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     Except as set forth herein, no negotiation is being undertaken or is underway by DOC in response to the Offer that relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization involving DOC or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by DOC or any subsidiary thereof; (iii) an offer for or other acquisition of securities by or of DOC; or (iv) any material change in the present capitalization or dividend policy of DOC. Except as may be set forth herein, there is no material pending legal proceeding, other than ordinary routine litigation incidental to DOC's business, to which DOC or any of its subsidiaries is a party or of which any of its or their property is subject.

     Except as set forth herein, there is no transaction, DOC Board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in the immediately preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     There is no additional information which, as the date of this filing, may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

 (a)(1)  Purchaser's Offer to Purchase dated August 22, 1997.
 (a)(2)  Press release issued by DOC on August 11, 1997.
 (a)(3)  Opinion of Smith Barney Inc. dated August 17, 1997.(1)
 (a)(4)  Letter to Shareholders dated August 22, 1997 from Everett A. Gilmour, Chairman of the DOC Board.(2)
 (c)(1)  Agreement and Plan of Merger, dated as of August 17, 1997, among CSX, NSC, Mr. Rich and DOC.
 (c)(2)  Employment Agreements between DOC or its subsidiaries and each of Messrs. Rich,
         Soule, Fuller, Garber, Fenno and Blatter and Riders to Employment Agreements (Rich,
         Soule, Fenno and Blatter).
 (c)(3)  Change in Control Agreements for Matteson, Bloomfield, Hensel, Kurdock, Quattrocchi,
         Senchyshyn and Boyd.
 (c)(4)  Restated Certificate of Incorporation of DOC.
 (c)(5)  Bylaws of DOC.
 (c)(6)  Letter Agreement, dated August 17, 1997, by and among CSX, NSC and Mr. Rich.
 (c)(7)  Proposal Letter and Term Sheet, dated August 8, 1997.

---------------

(1) Attached hereto as Annex A.

(2) Included with copies mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                               DELAWARE OTSEGO CORPORATION

                                                  By: /s/ Nathan R. Fenno
                                                  ------------------------------
                                                         Nathan R. Fenno
                                                      Vice President -- Law,
                                                  General Counsel and Secretary
Date: August 22, 1997

[SMITH BARNEY LETTERHEAD]

                                                                      Annex A

August 17, 1997

The Board of Directors
Delaware Otsego Corporation
1 Railroad Avenue
Cooperstown, NY  13326


Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Delaware Otsego Corporation ("DOC") of the consideration to be received by such holders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of August 17, 1997 (the "Merger Agreement"), by and among CSX Corporation ("CSX"), Norfolk Southern Corporation ("NSC"), Walter G. Rich ("Management Investor"), DOC Acquisition LLC, an entity to be jointly owned by CSX, NSC and the Management Investor ("DOC Acquisition" and, together with CSX, NSC and the Management Investor, "Buyer"), and DOC. As more fully described in the Merger Agreement, (i) DOC Acquisition will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.125 per share, of DOC (the "DOC Common Stock"), other than shares of DOC Common Stock beneficially owned by the Buyer, at a purchase price of $22.00 per share, net to the seller in cash (the "Tender Offer") and (ii) subsequent to the Tender Offer, a subsidiary of DOC Acquisition will be merged with and into DOC (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding share of DOC Common Stock not previously tendered will be converted into the right to receive $22.00 in cash.

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of DOC and certain senior officers and other representatives of Buyer concerning the business, operations and prospects of DOC. We examined certain publicly available business and financial information relating to DOC as well as certain financial forecasts and other information and data for DOC which were provided to or otherwise discussed with us by the management of DOC. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of DOC Common Stock; the historical and projected earnings and other operating data of DOC; and the capitalization and financial condition of DOC. We considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of DOC. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been

The Board of Directors
Delaware Otsego Corporation
August 17, 1997
Page 2

advised by the management of DOC that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of DOC as to the future financial performance of DOC. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of DOC nor have we made any physical inspection of the properties or assets of DOC. In connection with our engagement, we were requested to approach, and held discussions with, third parties to solicit indications of interest in a possible acquisition of DOC. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

Smith Barney has been engaged to render financial advisory services to DOC in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee upon the delivery of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of DOC, CSX and NSC for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Travelers Group Inc. and its affiliates) may maintain relationships with DOC, CSX, NSC and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of DOC in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares of DOC Common Stock in the Tender Offer or how such stockholder should vote on the proposed Merger. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to Smith Barney be made, without our prior written consent; provided, that this opinion letter may be included in its entirety in the Solicitation/Recommendation Statement of DOC relating to the proposed Transaction.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the cash consideration to be received in the Transaction by the holders of DOC Common Stock (other than Buyer and its affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Smith Barney Inc.
---------------------
SMITH BARNEY INC.

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                                   EXHIBITS
-------  -------------------------------------------------------------------------
 (a)(1)  Purchaser's Offer to Purchase dated August 22, 1997.
 (a)(2)  Press Release issued by DOC on August 11, 1997.
 (a)(3)  Opinion of Smith Barney Inc. dated August 17, 1997.(1)
 (a)(4)  Letter to Shareholders dated August 22, 1997 from Everett A. Gilmour,
         Chairman of the DOC Board.(2)
 (c)(1)  Agreement and Plan of Merger, dated as of August 17, 1997, among CSX,
         NSC, Mr. Rich and DOC.
 (c)(2)  Employment Agreements between DOC or its subsidiaries and each of Messrs.
         Rich, Soule, Fuller, Garber, Fenno and Blatter and Riders to Employment
         Agreements (Rich, Soule, Fenno and Blatter).
 (c)(3)  Change in Control Agreements for Matteson, Bloomfield, Hensel, Kurdock,
         Quattrocchi, Senchyshyn and Boyd.
 (c)(4)  Restated Certificate of Incorporation of DOC.
 (c)(5)  Bylaws of DOC.
 (c)(6)  Letter Agreement, dated August 17, 1997, by and among CSX, NSC and Mr.
         Rich.
 (c)(7)  Proposal Letter and Term Sheet dated August 8, 1997.

---------------

(1) Attached hereto as Annex A.

(2) Included with copies mailed to shareholders.